Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 12, 2026

Relating to Preliminary Prospectus dated November 9, 2026

Registration No. 333-299608

This free writing prospectus should be read together with the issuer’s registration statement on Form F-1 (File No. 333-299608) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration

Windward Bio Announces Pricing of Initial Public Offering

November 12, 2026

BASEL, Switzerland, November 12, 2026 – Windward Bio Group AG (“Windward”) (Nasdaq: WWB), a clinical-stage biotechnology company developing ultra-long-acting antibody medicines for patients with serious respiratory and dermatologic diseases, today announced the pricing of its initial public offering of 10,294,117 common shares at a public offering price of $17.00 per share. In addition, Windward has granted the underwriters a 30-day option to purchase up to an additional 1,544,117 common shares at the initial public offering price, less the underwriting discounts and commissions. The gross proceeds to Windward from the initial public offering and the concurrent private placement (see below), without giving effect to the underwriters’ option to purchase additional shares and before deducting underwriting discounts and commissions and offering expenses, are expected to be $225.0 million. All of the common shares are being offered by Windward.

In addition to the common shares sold in the initial public offering, Windward announced a concurrent sale of 1,532,691 common shares and pre-funded warrants to purchase 1,408,485 common shares, in each case at the initial public offering price per common share, in a private placement to Sanofi Foreign Participations B.V. for an aggregate purchase price of $50.0 million. The sale of the common shares and pre-funded warrants will not be registered under the Securities Act of 1933, as amended (the “Securities Act”).

Windward’s shares are expected to begin trading on the Nasdaq Global Select Market on November 13, 2026 under the symbol “WWB.” The offering is expected to close on November 16, 2026, subject to customary closing conditions.

Jefferies, TD Cowen, Piper Sandler and UBS Investment Bank are acting as joint book-running managers for the offering.

A registration statement relating to the shares being sold in the initial public offering has been filed with the U.S. Securities and Exchange Commission and was declared effective on November 12, 2026. The offering of the shares is being made only by means of a prospectus forming part of the effective registration statement relating to these shares. Copies of the final prospectus, when available, may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at 877-821-7388, or by email at prospectus_department@jefferies.com; TD Securities (USA) LLC, Attn: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com; Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, MN 55401, by telephone at (800) 747-3924, or by email at prospectus@psc.com or UBS Securities LLC, Attention: Prospectus Department, 11 Madison Avenue, New York, New York 10010, by email at ol-prospectus-request@ubs.com.

The concurrent private placement is also scheduled to close on November 16, 2026, subject to the satisfaction of customary closing conditions. The closing of the private placement is contingent and conditioned on consummation of the initial public offering. However, the closing of the initial public offering is not contingent on the consummation of the concurrent private placement.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

For media and investor inquiries: investors@windwardbio.com

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2145089/000119312526452536/d111653df1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at 877-821-7388, or by email at prospectus_department@jefferies.com; TD Securities (USA) LLC, Attn: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com; Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, MN 55401, by telephone at (800) 747-3924, or by email at prospectus@psc.com or UBS Securities LLC, Attention: Prospectus Department, 11 Madison Avenue, New York, New York 10010, by email at ol-prospectus-request@ubs.com.